Exhibit 1

                              THE D3 FAMILY FUNDS

October 6, 2008

Mr. Robert J. Lepofsky,
President and Chief Executive Officer
Brooks Automation, Inc.
15 Elizabeth Drive
Chelmsford, Massachusetts 01824

Dear Bob,

Brooks and the D3 Funds have had a very productive dialogue for several years on issues of governance, strategy, and capital structure. We are delighted with what the company has become since Ed Grady became CEO, Joe Martin Chairman, and since you succeeded Ed as CEO. We consider ourselves fortunate to be your largest and one of your oldest shareholders.

We certainly are living through extraordinary times, aren't we? The current volatility in the capital markets; the anxieties which are causing this; the large share repurchase programs recently announced by Microsoft, Nike, Hewlett-Packard and Sysco; the downturn of your principal served market; and the SEC's temporary relaxation of share repurchase rule 10b-18 all prompt us to resume our discussion with you, Joe, and the Board of Directors about Brooks' financial strategy.

We believe that Brooks has, and can generate, sufficient cash over the next three or four years to both fund an aggressive share repurchase program, which would nearly halve your share count relative to Brooks 77 million shares before your first repurchase, and enable Brooks to roughly double its revenues relative to your current revenue run rate, through organic growth and acquisitions. We urge you and Brooks' Board to commit to and commence such a program right now, while the share price is weak. We believe Brooks has the financial strength to attain both objectives without using debt.

While we discuss in this letter a three to four year share repurchase program, we view this as the opening phase of what we hope will become an even longer term program at Brooks to grow earnings per share (EPS) and to increase return on invested capital (ROIC) by actively managing three variables: revenue growth, costs, and capital structure. Similar long term programs have been used successfully to build shareholder value at Teledyne from 1972 to 1984, and for decades at Loews Corporation and Washington Post. At Teledyne the repurchase program enabled it to increase EPS nearly six times faster than net income. We know that you and Brooks' board appreciate this; your last two repurchases demonstrate this.

Our request today is a strong endorsement of your leadership of Brooks, the Board's governance of the company, Brooks' strong competitive position, your fortress balance sheet, and your long term growth prospects. We would not seek, through repurchase, to own more of Brooks unless we believed strongly that it is an excellent firm with a bright future.

Nierenberg Investment Management Company, Inc., 19605 NE 8th Street, Camas, WA 98607 (360)604-8600, Fax (360)604-1811

Brooks has accomplished a great deal since we first became shareholders in 2003. The Board has selected a new chair and new committee chairs. Three former directors are gone. Oversight and governance have improved significantly. Regulatory investigations and shareholder litigation have been resolved. Brooks has focused its strategy on tool automation systems, key component subsystems, and customer service, shedding and monetizing none-core businesses, paying off debt, and repurchasing 13.5 million shares. The company has acquired Helix and Synetics, a pair of smart, strategic, well integrated acquisitions. Brooks has refreshed its product line. The company is beginning to penetrate Japan, the world's second largest semiconductor capital equipment (SCE) market, through your joint venture with Yaskawa (YBA). Brooks' sharpened strategic focus, smart acquisitions, new products, and YBA joint venture have enabled the company to penetrate previously captive tier one SCE customers and to drive its market share from 18% to 28%, making Brooks the clear world leader in its niche. Recently you have announced, and nearly completed, a cost reduction program to reduce Brooks' breakeven quarterly revenue rate to $125M. This is a notable record of accomplishment, though, knowing you, we can envision you modestly saying "There is so much more to do."

It must be  frustrating  to you and  your  team  that  market  macro  fears  and
"short-termism"   currently  cause  Brooks'  share  price  not  to  reflect  the transforming accomplishments of the past five years. But this will change.

We believe that there is one more thing Brooks should do to round its accomplishments: use your current and future financial strength to recommit to a long term share repurchase program to boost your ROIC and EPS by nearly halving your share count relative to where it was before. We emphasize "long term program" to better distinguish it from episodic, interrupted, or discontinuous repurchases. The three examples we cited earlier demonstrate that, in a world where far more repurchases are announced than well executed, the most successful repurchases are long term programs which are ambitious in scope. Smaller, discontinuous programs accomplish little. They generally fail to demonstrate durable or significant commitment. Repurchasing shares is like going on a diet: fundamentally changing habits works better than fits and starts. Most diets fail, as do most repurchases - unless they are programmed to become a new habit, which is what we advocate here.

We believe that the correct way to assess Brooks' ability to nearly halve the share count resembles how you think about long term growth strategy - over a three or four year period. If, instead, one scoped the size of Brooks' share repurchase program using a momentary snap shot of today's balance sheet, one would overlook the near term opportunity to monetize your inventory, the longer term opportunity to monetize your real estate, and your massive, NOL-sheltered, opportunity to generate hundreds of millions in operating cash flow now that you have reduced Brooks' breakeven rate. As we will now demonstrate, the combination of your current cash, with the cash Brooks can generate from monetization and operations over the next three to four years produces a cash hoard 157-224% more than your most recent published cash balance.

Brooks reported cash, marketable securities, and long term marketable securities of $178.407 million at the end of your June 2008 quarter. Brooks also reported owning land and buildings worth $44.678 million in its Form 10-K for the fiscal year ended September 30, 2007. Your real estate is valued at Brooks' historical cost, less accumulated depreciation of the buildings. We believe that

Nierenberg Investment Management Company, Inc., 19605 NE 8th Street, Camas, WA 98607 (360)604-8600, Fax (360)604-1811

Brooks owns this real estate unencumbered by any debt. We do not believe that Brooks has monetized any land or buildings since publishing the fiscal 2007 10-K. Since Brooks acquired its real estate, the company has exited the fab automation, software, and life science businesses; it has outsourced some manufacturing to Synetics, Mexico, and China; and management has mentioned publicly on many occasions its continuing commitment to shifting more manufacturing to low cost locations. While we do not profess to be real estate experts, nor do we know what you know about the utilization of your company owned facilities, we believe that Brooks has more of the shareholders' money invested in real estate than it should have today and in the future. In fact, continued outsourcing of manufacturing, and possible outsourcing of some engineering, could free up even more of Brooks' real estate. While we are not urging you to monetize all real estate, or to sell now, we do advocate monetizing excess land and buildings whenever you conclude that is advantageous to do so, or when catalyzed by a possible acquisition. For the purpose of our analysis today, we will "guesstimate" that Brooks could extract at least $22 million cash from its real estate during the next three years - half of your carrying cost.

Now we will shift our analysis from your balance sheet to your potential operating cash flows over the next three to four years, as the SCE industry ultimately climbs out of its current trough, as Brooks continues to drive the merchant market for SCE tool automation to substitute for the captive market, as the YBA joint venture enables Brooks to penetrate the Japanese market, as you reposition and grow Brooks' service business to resemble Helix' in size and profitability, as tool automation grows into new areas of the fab, and as you grow your solar business. The current downturn not withstanding, all of us believe that Brooks is a growth company, both organically and through possible acquisitions. Over the next three to four years, we believe that Brooks could grow its revenues to $800 million to $1 billion. We do not believe that Brooks would disagree with our assessment of the company's upside potential. In fact, just last month, when Brooks presented at Citi's Technology Conference, the company showed a slide entitled "A Realistic Target Financial Model" (slide number 14), which showed calendar 2010 revenues ranging from $700 million to $1 billion, which it footnoted as coming from a revenue "base" of $700 million "+ 100 million organic growth + $200 million external growth." Independently, we land in the very same place.

Let's consider the implications of this for cash flow growth and cash accumulation. On your last several quarterly earnings calls, you and CFO Martin Headley estimated that 40% of revenues above the $500 million annualized break-even would flow through to operating profit. Referring to this, during the June quarter earnings call you said "we are preparing to deliver higher profits and cash flow than at any time in Brooks' history." We believe that you are absolutely correct. Moreover, Brooks has accumulated such a gigantic NOL tax shield from past losses that, with the exception of perhaps $3 million per year in foreign tax payments, we believe that most of Brooks' operating profit over the next three to four years will flow directly into after tax profit. Thus, when Brooks reaches $800 million in annual revenues, after tax operating profits would reach $117 million ($300 million above the breakeven level x 40% flow-through, minus $3 million for foreign taxes). At $1 billion in revenues, after tax operating profits would reach $197 million.

Obviously we cannot forecast when this might happen. For our purposes, we will project a straight climb in the $800 million scenario over four fiscal years, with $27 million of after tax profit in fiscal 2009, climbing to $57 million in fiscal 2010, $87 million in fiscal 2011 (very close to Brooks' Citi presentation calendar 2010 free cash flow number of $99 million), and

Nierenberg Investment Management Company, Inc., 19605 NE 8th Street, Camas, WA 98607 (360)604-8600, Fax (360)604-1811

$117 million in fiscal 2012. In the $1 billion revenue scenario, we slowed early growth to make it non-linear: begin with the same $27 million in fiscal 2009, rising to $77 million in fiscal 2010, $132 million in fiscal 2011, and $197 million in fiscal 2012. Accumulated after tax cash profits over the four fiscal years would range from $288 million in the $800 million revenue case to $433 million in the $1 billion case.

To estimate Brooks' operating cash flow from fiscal 2009-2012 we also must project depreciation, capital expenditures, inventories, and receivables. To simplify this, we will assume that Brooks' annual depreciation expense should roughly equal capital expenditures. This feels reasonable to us because your Oracle investment is mostly complete and because we believe Brooks holds excess real estate. Brooks' June quarter inventory level was high enough that we believe that inventory could be an immediate source of cash and that, with Martin Headley's strong capability in financial management, Brooks may not need to add any net dollars to inventory from June 30, 2008 through the end of fiscal 2012, even as the company grows. Finally, while receivables probably are a near term source of cash, we would expect over four years that Brooks would need to invest $45 - $70 million more cash to fund the growth of receivables.

The final piece of our cash flow exercise is to project cash flow from the exercise of stock options. While this is inherently unknowable, it nonetheless is real. We will "guesstimate" that this might generate a total of $15 million in cash over the next four years.

Let's combine all the current and projected cash in one table:

Source of cash:                                           Amount (in millions of dollars):
---------------                                           --------------------------------
Current cash, marketable securities, and long term
marketable securities                                                                 178
Excess real estate, monetized over time                                                22
Estimated accumulated after tax profits, FY 2009-2012                             288-433
Estimated depreciation and capex, FY 2009-2012                                          0
Estimated additional inventory investments, FY 2009-2012                                0
Estimated additional receivables investment, FY 2009-2012                          (45-70)
Estimated cash from options exercises, FY 2009-2012                                    15

                                     TOTAL CURRENT AND FOUR YEAR CASH: $458 - 578 MILLION

This combination of a balance sheet snap shot and a dynamic four year projection produces a very large sum of free cash, 157-224% more than Brooks' current cash and securities, and 93-118% of the company's current market capitalization.

To us, therefore, it seems unfortunate that Brooks has stopped repurchasing shares. With this much cash today, and so much more to come, Brooks could nearly halve its share count relative to where you started, while retaining and generating sufficient free cash to make acquisitions, without using debt and while retaining half of your real estate.

If, hypothetically, Brooks were to repurchase 26 million shares at a hypothetical average price of $10 per share over the next several years, your repurchase program would require $260 million, leaving $198.4 - $318.0 million for acquisitions.

Nierenberg Investment Management Company, Inc., 19605 NE 8th Street, Camas, WA 98607 (360)604-8600, Fax (360)604-1811

Therefore, this is what we recommend that the Board of Brooks commit to doing and commence right away. We are not recommending a 10b5-1 program or another Dutch Auction. Rather, we request a flexible, multi-year program of using cash, monetizable assets and free cash flow from future operations to reduce your fully diluted share count to 40 million by 2012. Now is the time to put this cash to work.

Let's think about what this could mean for Brooks' long term shareholders. If four years from now Brooks were to generate $117 million of after tax profits on $800 million in revenues, or $197 million on $1 billion in revenue, on a fully diluted share count of 40 million, EPS would rise from break-even today to $2.92
- $4.92. When trying to project Brooks' share price on earnings like this, we should normalize for income taxes and assume the end of NOL protection. Normalized 2012 EPS would be $1.76 - $2.95. Assuming a typical market multiple of 15 times earnings, Brooks' share price would rise to $26.40 - $44.25, more than three to five times where it is today. Assuming a 20 multiple, which would not be unusual after four years of rapid profit growth; Brooks' share price would rise to $35.20 - $59.00, nearly five to over seven times where it is today.

Like you, we want Brooks to grow. We are not opposed to acquisitions. The Helix and Synetics acquisitions were both good ones. Most acquisitions Brooks made before Ed Grady's arrival, however, were not. We believe that all prospective acquisitions should be benchmarked against the share repurchase scenarios we just discussed. Acquisitions are inherently risky. It may be better to buy more of what you already know - your own shares - than incurring the risks of buying other things you cannot know as well.

Fortunately Brooks is not forced to choose between acquisitions and a repurchase program. Our analysis shows that you can do both. And if the numbers are tight, Brooks could monetize all its real estate.

Bob, in conclusion, we recognize that these are unprecedented and frightening times. We know that the SCE industry is suffering through a serious trough. We know that Brooks has reduced headcount. But we also know, despite today's fears and uncertainty, that these downturns always do come to an end. Teledyne, Loews, and Washington Post initiated their long term purchase program during troubled times. Troubled times are when bargains are greatest, whether you are buying your own shares or other companies. Given Brooks' financial strength, now is a time of special opportunity. On September 22, four leading companies announced major repurchase programs. This month the market will endure tax loss selling by mutual funds. Over the next three months, other hedge funds are likely to de-leverage and to generate cash to fund investor withdrawals. It could be a terrific time for Brooks to put the shareholders' money to work. Ultimately, when the markets settle down, and when they can envision the turn in your fortunes, you know what could happen to your share price: it could zoom 100-200% in a couple of months, leaving all who didn't pounce earlier saying "could have, should have, would have." The time to move is now.

Thanks for considering our views.

Sincerely yours,

/s/David Nierenberg

Nierenberg Investment Management Company, Inc., 19605 NE 8th Street, Camas, WA 98607 (360)604-8600, Fax (360)604-1811